Jardines

02049243

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

30th July 2002

02 AUG 15 AM 10:27

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Dairy Farm International Holdings Limited (the "Company")

We enclose for your information a copy of the Company's 2002 Interim Results issued today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

encl.

dlw 8/19

Dairy Farm International Holdings Ltd
Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

To: Business Editor

30th July 2002
For immediate release

The following announcement was today issued to the London Stock Exchange.

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

INTERIM REPORT 2002 HIGHLIGHTS

- Good performance in Southeast Asia
- Progress in Hong Kong despite a difficult market
- Improving performance at Maxim's
- Sale of Woolworths New Zealand completed
- 10% share buy-back completed

"The economic conditions in Asia remain unsettled and our important Hong Kong market continues to be challenging. Nevertheless we enter the second half of the year in good operational condition and with sound finances."

Simon Keswick, *Chairman*
30th July 2002

Results

Prepared in accordance with IAS as modified by revaluation of leasehold properties*	(unaudited) Six months ended 30th June **2002** **US$m**	2001 US$m	Change %
Sales from continuing operations			
- subsidiaries	**1,435**	1,345	+7
- include associates	**1,889**	1,772	+7
Underlying net profit	**30**	6	100+
Net profit/(loss)	**265**	(15)	100+
Cash flow from operating activities	**117**	39	100+
Underlying EBITDA to sales	**4.8%**	3.5%	+1.3%
	US¢	US¢	%
Underlying earnings per share	**1.92**	0.38	100+
Earnings/(loss) per share	**16.83**	(0.93)	100+
Interim dividend per share	**1.00**	-	100+

* The Group's financial statements are prepared under International Accounting Standards ('IAS') which no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in the above summary and the Chairman's Statement are based on this supplementary financial information unless otherwise stated.

The interim dividend of US¢1.00 per share will be payable on 16th October 2002 to shareholders on the register of members at the close of business on 23rd August 2002. The ex-dividend date will be on 21st August 2002, and the share registers will be closed from 26th to 30th August 2002, inclusive.

- more -

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
INTERIM REPORT 2002

OVERVIEW

The completion of the Group's withdrawal from its Australian operations, the sale of Woolworths New Zealand and a successful share repurchase tender offer were the significant developments in the first half of 2002. Dairy Farm is now in a good position to develop its exclusively Asian-based businesses, but the prospects are tempered by the current unsettled economic environment.

PERFORMANCE

Dairy Farm's continuing operations showed substantial improvement in the first half of 2002, with an underlying profit of US$30 million compared with US$6 million in the same period in 2001. Sales from continuing operations were US$1,435 million, an increase of 7% over the prior year. Net profit, including profit on sale of Woolworths New Zealand, was US$265 million, compared to a loss of US$15 million last year.

Underlying earnings per share for the six months were US¢1.92, compared to US¢0.38 in 2001. Including the profit on sale of Woolworths, the basic earnings per share were US¢16.83, compared to a loss of US¢0.93 per share in 2001.

In view of the improvement in the Group's underlying businesses, the Board has declared an interim dividend of US¢1.00 per share, payable on 16th October 2002.

CORPORATE DEVELOPMENTS

In April, the Company repurchased 170 million shares representing some ten per cent. of its issued share capital for a total cost of some US$130 million.

Dairy Farm sold Woolworths, its New Zealand supermarket business, for US$337 million in June 2002 producing a gain on sale of US$225 million and a net cash inflow of US$274 million. Since its acquisition in 1990 Woolworths has operated profitably and continued to expand, but, with the Group's increasing Asian focus, it became peripheral to Dairy Farm's primary strategy. This, combined with a premium sale price, led to the decision to sell the business. The Board is grateful for the professionalism and dedication of the

Woolworths' management and staff throughout the Group's ownership, particularly during the sale process.

OPERATIONS

In Southeast Asia, the Group continued to perform well, with sales increasing 11% and the operating profit up 42% for the half year. Giant in Malaysia made good progress, although the Malaysian Government has announced restrictions on new hypermarkets, the long-term effect of which on the Group's expansion plans remains unclear. The Group's Singapore business performed exceptionally well, led by strong improvements in supermarkets and Giant hypermarkets.

In North Asia, Mannings and 7-Eleven in Hong Kong produced good results and continue to build on their leading market positions. Wellcome Hong Kong also showed some improvement with a modest increase in sales and further expense reductions. Wellcome Taiwan's profit increased, despite difficult economic conditions, due mainly to cost controls. 7-Eleven in Southern China continued its new store roll-out programme, opening 21 outlets in the first half of 2002 to bring the total store count to 93.

Maxim's, the Group's 50%-owned associate, increased its profit by 24%, largely due to tight cost control and the success of reformatted restaurants. Maxim's continued to expand its Starbucks business in Hong Kong and will open its first Starbucks in Macau and Guangdong Province during the second half of the year.

OUTLOOK

In conclusion, the Chairman, Simon Keswick said, "The economic conditions in Asia remain unsettled and our important Hong Kong market continues to be challenging. Nevertheless we enter the second half of the year in good operational condition and with sound finances."

Dairy Farm International Holdings Limited
Consolidated Profit and Loss Account

Prepared in accordance with IAS					Prepared in accordance with IAS as modified by revaluation of leasehold properties*		
Year ended 31st December 2001 US$m	(unaudited) Six months ended 30th June 2001 US$m	**2002 US$m**	*Note*		**2002 US$m**	(unaudited) Six months ended 30th June 2001 US$m	Year ended 31st December 2001 US$m
4,924.5	2,664.0	**1,801.8**	*3*	Sales	**1,801.8**	2,664.0	4,924.5
(3,592.2)	(1,962.6)	**(1,286.7)**		Cost of sales	**(1,286.7)**	(1,962.6)	(3,592.2)
1,332.3	701.4	**515.1**		Gross margin	**515.1**	701.4	1,332.3
6.2	2.4	**2.8**		Other operating income	**2.8**	2.4	6.2
(1,088.6)	(593.9)	**(390.8)**		Selling and distribution costs	**(390.7)**	(593.8)	(1,088.3)
(235.0)	(121.1)	**(85.2)**		Administration and other operating expenses	**(85.2)**	(121.1)	(235.0)
-	-	**224.6**	*4&10*	Net profit on sale of Woolworths	**224.6**	-	-
17.3	17.3	**-**	*4*	Net profit on sale of Sims	**-**	17.3	17.3
37.5	(11.4)	**-**	*4*	Net gain on disposal of Franklins' assets and related costs	**-**	(11.4)	37.5
(6.6)	-	**-**		Restructuring costs of Wellcome Delivers	**-**	-	(6.6)
(12.9)	-	**-**		Impairment of assets	**-**	-	(12.9)
50.2	(5.3)	**266.5**	*4*	Operating profit/(loss)	**266.6**	(5.2)	50.5
(35.2)	(14.2)	**(4.0)**		Net financing charges	**(4.0)**	(14.2)	(35.2)
34.0	12.1	**15.4**	*4*	Share of results of associates and joint ventures	**15.4**	12.1	34.0
49.0	(7.4)	**277.9**		Profit/(loss) before tax	**278.0**	(7.3)	49.3
(19.0)	(7.7)	**(12.8)**	*5*	Tax	**(12.8)**	(7.7)	(19.0)
(0.2)	(0.4)	**0.2**		Minority interests	**0.2**	(0.4)	(0.2)
29.8	(15.5)	**265.3**		**Net profit/(loss)**	**265.4**	(15.4)	30.1
US¢	US¢	**US¢**			**US¢**	US¢	US¢
			6	**Earnings/(loss) per share**			
1.80	(0.94)	**16.82**		- basic and diluted	**16.83**	(0.93)	1.82
			6	**Underlying earnings per share**			
2.00	0.37	**1.91**		- basic and diluted	**1.92**	0.38	2.02

* The basis of preparation of this supplementary financial information is set out in note 1 on page 8.

Dairy Farm International Holdings Limited
Consolidated Balance Sheet

Prepared in accordance with IAS: At 31st December 2001 US$m	2001 US$m	(unaudited) At 30th June 2002 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties*: 2002 US$m	(unaudited) At 30th June 2001 US$m	At 31st December 2001 US$m
				Net operating assets			
70.1	68.8	**68.4**	*7*	Goodwill	**68.4**	68.8	70.1
549.5	688.2	**447.0**	*7*	Tangible assets	**600.9**	840.1	702.2
40.9	40.2	**41.7**		Leasehold land payments	**-**	-	-
117.0	110.4	**123.4**		Associates and joint ventures	**132.5**	119.4	126.0
7.0	12.4	**3.3**		Deferred tax assets	**3.3**	12.4	7.0
29.6	30.6	**29.6**		Other non-current assets	**29.6**	30.6	29.6
814.1	950.6	**713.4**		Non-current assets	**834.7**	1,071.3	934.9
279.0	382.4	**218.8**		Stocks	**218.8**	382.4	279.0
128.1	116.8	**101.9**		Debtors and prepayments	**101.9**	116.8	128.1
511.0	526.2	**596.6**		Bank balances	**596.6**	526.2	511.0
918.1	1,025.4	**917.3**		Current assets	**917.3**	1,025.4	918.1
(753.2)	(791.3)	**(662.6)**		Creditors and accruals	**(662.6)**	(791.3)	(753.2)
(69.2)	(313.9)	**(50.5)**		Borrowings	**(50.5)**	(313.9)	(69.2)
(9.2)	(7.7)	**(9.8)**		Current tax liabilities	**(9.8)**	(7.7)	(9.2)
(831.6)	(1,112.9)	**(722.9)**		Current liabilities	**(722.9)**	(1,112.9)	(831.6)
86.5	(87.5)	**194.4**		Net current assets/(liabilities)	**194.4**	(87.5)	86.5
(351.6)	(383.0)	**(207.6)**		Long-term borrowings	**(207.6)**	(383.0)	(351.6)
(20.6)	(27.8)	**(20.9)**		Deferred tax liabilities	**(20.9)**	(27.8)	(20.6)
(1.8)	(9.5)	**(5.1)**		Other non-current liabilities	**(5.1)**	(9.5)	(1.8)
526.6	442.8	**674.2**			**795.5**	563.5	647.4
				Capital employed			
92.0	92.0	**82.6**	*8*	Share capital	**82.6**	92.0	92.0
149.0	148.9	**29.1**	*8*	Share premium	**29.1**	148.9	149.0
283.5	198.7	**560.7**		Revenue and other reserves	**682.0**	319.4	404.3
524.5	439.6	**672.4**		Shareholders' funds	**793.7**	560.3	645.3
2.1	3.2	**1.8**		Minority interests	**1.8**	3.2	2.1
526.6	442.8	**674.2**			**795.5**	563.5	647.4

* The basis of preparation of this supplementary financial information is set out in note 1 on page 8.

Dairy Farm International Holdings Limited
Consolidated Statement of Changes in Shareholders' Funds

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties*		
Year ended 31st December 2001 US$m	(unaudited) Six months ended 30th June 2001 US$m	(unaudited) Six months ended 30th June **2002** **US$m**		(unaudited) Six months ended 30th June **2002** **US$m**	(unaudited) Six months ended 30th June 2001 US$m	Year ended 31st December 2001 US$m
454.0	454.0	**524.5**	At beginning of period	**645.3**	575.0	575.0
			Net exchange translation differences			
(0.8)	3.1	**17.1**	- amount arising in the period	**17.5**	2.7	(1.3)
-	-	**(2.0)**	- disposal of Woolworths	**(2.0)**	-	-
35.4	-	-	- disposal of Franklins' assets	-	-	35.4
			Cash flow hedges			
-	(2.0)	**(3.2)**	- fair value losses	**(3.2)**	(2.0)	-
5.7	-	-	- transfer to consolidated profit and loss account	-	-	5.7
40.3	1.1	**11.9**	Net gains not recognised in consolidated profit and loss account	**12.3**	0.7	39.8
0.3	-	-	Change in attributable interests	-	-	0.3
29.8	(15.5)	**265.3**	Net profit/(loss)	**265.4**	(15.4)	30.1
-	-	**(129.8)**	Repurchase of shares	**(129.8)**	-	-
0.1	-	**0.5**	Exercise of share options	**0.5**	-	0.1
524.5	439.6	**672.4**	At end of period	**793.7**	560.3	645.3

* The basis of preparation of this supplementary financial information is set out in note 1 on page 8.

Dairy Farm International Holdings Limited
Consolidated Cash Flow Statement

Prepared in accordance with IAS					Prepared in accordance with IAS as modified by revaluation of leasehold properties*		
Year ended 31st December 2001 US$m	(unaudited) Six months ended 30th June 2001 US$m	(unaudited) Six months ended 30th June **2002** **US$m**	Note		(unaudited) Six months ended 30th June **2002** **US$m**	(unaudited) Six months ended 30th June 2001 US$m	Year ended 31st December 2001 US$m
				Operating activities			
50.2	(5.3)	**266.5**	4	Operating profit/(loss)	**266.6**	(5.2)	50.5
130.2	65.4	**52.8**		Depreciation and amortisation	**52.7**	65.3	129.9
(31.1)	(2.2)	**(218.5)**		Other non-cash items	**(218.5)**	(2.2)	(31.1)
30.2	(12.4)	**21.6**		Decrease/(increase) in working capital	**21.6**	(12.4)	30.2
19.0	13.8	**4.0**		Interest received	**4.0**	13.8	19.0
(54.8)	(28.2)	**(8.4)**		Interest and other financing charges paid	**(8.4)**	(28.2)	(54.8)
(12.1)	(4.6)	**(9.2)**		Tax paid	**(9.2)**	(4.6)	(12.1)
131.6	26.5	**108.8**			**108.8**	26.5	131.6
26.4	12.1	**8.4**		Dividends from associates and joint ventures	**8.4**	12.1	26.4
158.0	38.6	**117.2**		Cash flows from operating activities	**117.2**	38.6	158.0
				Investing activities			
(126.8)	(53.2)	**(59.2)**		Purchase of tangible assets	**(59.2)**	(53.2)	(126.8)
(11.7)	(5.2)	-		Purchase of subsidiaries	-	(5.2)	(11.7)
(1.0)	-	-		Store acquisitions	-	-	(1.0)
(5.9)	(0.2)	-		Purchase of associates and joint ventures	-	(0.2)	(5.9)
27.9	27.0	**1.8**		Sale of tangible assets and leasehold land	**1.8**	27.0	27.9
-	-	**274.1**	10	Sale of Woolworths	**274.1**	-	-
53.6	49.9	-		Sale of Sims	-	49.9	53.6
217.3	(11.4)	-		Disposal of Franklins' assets	-	(11.4)	217.3
0.1	0.2	-		Sale of associates	-	0.2	0.1
153.5	7.1	**216.7**		Cash flows from investing activities	**216.7**	7.1	153.5
				Financing activities			
0.1	-	**0.5**		Issue of shares	**0.5**	-	0.1
-	-	**(129.8)**		Repurchase of shares	**(129.8)**	-	-
2.2	-	-		Capital contribution from minority shareholders	-	-	2.2
292.7	308.7	**227.0**		Drawdown of borrowings	**227.0**	308.7	292.7
(663.9)	(394.3)	**(327.9)**		Repayment of borrowings	**(327.9)**	(394.3)	(663.9)
(368.9)	(85.6)	**(230.2)**		Cash flows from financing activities	**(230.2)**	(85.6)	(368.9)
(5.5)	(3.0)	**2.7**		Effect of exchange rate changes	**2.7**	(3.0)	(5.5)
(62.9)	(42.9)	**106.4**		Net increase/(decrease) in cash and cash equivalents	**106.4**	(42.9)	(62.9)
549.6	549.6	**486.7**		Cash and cash equivalents at beginning of period	**486.7**	549.6	549.6
486.7	506.7	**593.1**		Cash and cash equivalents at end of period	**593.1**	506.7	486.7

Dairy Farm International Holdings Limited
Notes

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting.

There have been no changes to the accounting policies described in the 2001 annual financial statements. As in 2001, the Group is required to account for leasehold land in respect of leasehold properties at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 4 to 7 prepared in accordance with IAS as modified by the revaluation of leasehold properties.

The comparative figures have been adjusted to conform with the changes in presentation in the current period.

The Group's reportable segments are set out in notes 3 and 4.

2. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS

Prepared in accordance with IAS
Six months ended 30th June

	2002			2001		
	Continuing operations US$m	*Discontinuing operations US$m*	*Total US$m*	*Continuing operations US$m*	*Discontinuing operations US$m*	*Total US$m*
(a) Profit and Loss Account						
Sales	**1,435.1**	**366.7**	**1,801.8**	1,345.1	1,318.9	2,664.0
Cost of sales	**(1,016.0)**	**(270.7)**	**(1,286.7)**	(956.4)	(1,006.2)	(1,962.6)
Gross margin	**419.1**	**96.0**	**515.1**	388.7	312.7	701.4
Other operating income	**2.8**	**-**	**2.8**	2.4	-	2.4
Selling and distribution costs	**(323.9)**	**(66.9)**	**(390.8)**	(310.2)	(283.7)	(593.9)
Administration and other operating expenses	**(72.6)**	**(12.6)**	**(85.2)**	(77.1)	(44.0)	(121.1)
Net profit on sale of Woolworths	**-**	**224.6**	**224.6**	-	-	-
Net profit on sale of Sims	**-**	**-**	**-**	-	17.3	17.3
Closure costs on disposal of Franklins' assets	**-**	**-**	**-**	-	(11.4)	(11.4)
Operating profit/(loss)	**25.4**	**241.1**	**266.5**	3.8	(9.1)	(5.3)
Net financing charges	**(2.5)**	**(1.5)**	**(4.0)**	(3.9)	(10.3)	(14.2)
Share of results of associates and joint ventures	**15.4**	**-**	**15.4**	12.1	-	12.1
Profit/(loss) before tax	**38.3**	**239.6**	**277.9**	12.0	(19.4)	(7.4)
Tax	**(8.4)**	**(4.4)**	**(12.8)**	(5.4)	(2.3)	(7.7)
Minority interests	**0.2**	**-**	**0.2**	(0.4)	-	(0.4)
Net profit/(loss)	**30.1**	**235.2**	**265.3**	6.2	(21.7)	(15.5)

2. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS (continued)

	Prepared in accordance with IAS Six months ended 30th June					
	2002			2001		
	Continuing operations US$m	*Discontinuing operations US$m*	*Total US$m*	*Continuing operations US$m*	*Discontinuing operations US$m*	*Total US$m*
(b) Cash Flow Statement						
Operating activities						
Operating profit/(loss)	**25.4**	**241.1**	**266.5**	3.8	(9.1)	(5.3)
Depreciation and amortisation	**42.9**	**9.9**	**52.8**	43.4	22.0	65.4
Other non-cash items	**5.5**	**(224.0)**	**(218.5)**	3.7	(5.9)	(2.2)
Decrease/(increase) in working capital	**38.8**	**(17.2)**	**21.6**	27.1	(39.5)	(12.4)
Interest received	**3.8**	**0.2**	**4.0**	13.8	-	13.8
Interest and other financing charges paid	**(6.7)**	**(1.7)**	**(8.4)**	(17.7)	(10.5)	(28.2)
Tax paid	**(6.7)**	**(2.5)**	**(9.2)**	(2.0)	(2.6)	(4.6)
	103.0	**5.8**	**108.8**	72.1	(45.6)	26.5
Dividends from associates and joint ventures	**8.4**	**-**	**8.4**	12.1	-	12.1
Cash flows from operating activities	**111.4**	**5.8**	**117.2**	84.2	(45.6)	38.6
Investing activities						
Purchase of tangible assets	**(51.1)**	**(8.1)**	**(59.2)**	(40.0)	(13.2)	(53.2)
Purchase of subsidiaries	**-**	**-**	**-**	(5.2)	-	(5.2)
Purchase of joint ventures	**-**	**-**	**-**	(0.2)	-	(0.2)
Sale of tangible assets and leasehold land	**0.3**	**1.5**	**1.8**	25.6	1.4	27.0
Sale of Woolworths	**-**	**274.1**	**274.1**	-	-	-
Sale of Sims	**-**	**-**	**-**	-	49.9	49.9
Closure costs on disposal of Franklins' assets	**-**	**-**	**-**	-	(11.4)	(11.4)
Sale of associates	**-**	**-**	**-**	0.2	-	0.2
Cash flows from investing activities	**(50.8)**	**267.5**	**216.7**	(19.6)	26.7	7.1
Financing activities						
Issue of shares	**0.5**	**-**	**0.5**	-	-	-
Repurchase of shares	**(129.8)**	**-**	**(129.8)**	-	-	-
Drawdown on borrowings	**227.0**	**-**	**227.0**	301.6	7.1	308.7
Repayment of borrowings	**(327.9)**	**-**	**(327.9)**	(394.3)	-	(394.3)
Intercompany transfers	**292.7**	**(292.7)**	**-**	26.5	(26.5)	-
Cash flows from financing activities	**62.5**	**(292.7)**	**(230.2)**	(66.2)	(19.4)	(85.6)
Effect of exchange rate changes	**0.9**	**1.8**	**2.7**	1.5	(4.5)	(3.0)
Net increase/(decrease) in cash and cash equivalents	**124.0**	**(17.6)**	**106.4**	(0.1)	(42.8)	(42.9)
Cash and cash equivalents at beginning of period	**469.1**	**17.6**	**486.7**	484.5	65.1	549.6
Cash and cash equivalents at end of period	**593.1**	**-**	**593.1**	484.4	22.3	506.7

3. SALES

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
	US$m	US$m
Analysis by geographical area:		
Company and subsidiaries		
• North Asia	**963.3**	921.6
• South Asia	**471.8**	423.5
	1,435.1	1,345.1
Discontinuing operations		
• New Zealand	**366.7**	325.7
• Australia	**-**	961.6
• North Asia	**-**	31.6
	1,801.8	2,664.0
Analysis by business:		
Company and subsidiaries		
• Supermarkets/hypermarkets	**940.6**	887.3
• Convenience stores	**268.9**	249.3
• Drugstores/pharmacies	**218.5**	200.9
• Other	**7.1**	7.6
	1,435.1	1,345.1
Discontinuing operations		
• Supermarkets	**366.7**	1,287.3
• Trading	**-**	31.6
	1,801.8	2,664.0

The Group operates in two regions: North Asia and South Asia. North Asia comprises Hong Kong, Mainland China and Taiwan. South Asia comprises Singapore, Malaysia, Indonesia and India.

4. SEGMENT OPERATING PROFIT/(LOSS) AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

	Prepared in accordance with IAS Six months ended 30th June					
	North Asia US$m	*South Asia US$m*	*New Zealand US$m*	*Australia US$m*	*Support Office US$m*	*Total US$m*
Analysis by geographical area: 2002						
Company and subsidiaries						
Operating results	11.5	19.5	-	-	(5.6)	25.4
Discontinuing operations						
- Operating results	-	-	16.5	-	-	16.5
- Net profit on sale of Woolworths	-	-	224.6	-	-	224.6
Segment operating profit/(loss)	11.5	19.5	241.1	-	(5.6)	266.5
Associates and joint ventures						
Share of operating results	15.7	(0.3)	-	-	-	15.4
	27.2	**19.2**	**241.1**	-	**(5.6)**	**281.9**
2001						
Company and subsidiaries						
Operating results	(3.9)	13.9	-	-	(6.2)	3.8
Discontinuing operations						
- Operating results	0.2	-	10.4	(25.6)	-	(15.0)
- Net profit on sale of Sims	17.3	-	-	-	-	17.3
- Closure costs on disposal of Franklins' assets	-	-	-	(11.4)	-	(11.4)
Segment operating (loss)/profit	13.6	13.9	10.4	(37.0)	(6.2)	(5.3)
Associates and joint ventures						
Share of operating results	12.4	(0.3)	-	-	-	12.1
	26.0	13.6	10.4	(37.0)	(6.2)	6.8

Associates' results include goodwill amortisation of US$0.6 million (2001: US$0.6 million)

4. SEGMENT OPERATING PROFIT/(LOSS) AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES (continued)

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
	US$m	US$m
Analysis by business:		
• Supermarkets/hypermarkets	**10.1**	(7.7)
• Convenience stores	**7.8**	7.0
• Drugstores/pharmacies	**12.2**	9.4
• Restaurants	**15.1**	12.2
• Other	**1.2**	1.2
	46.4	22.1
Support office	**(5.6)**	(6.2)
	40.8	15.9
Discontinuing operations		
- Operating results	**16.5**	(15.0)
- Net profit on sale of Woolworths	**224.6**	-
- Net profit on sale of Sims	**-**	17.3
- Closure costs on disposal of Franklins' assets	**-**	(11.4)
	281.9	6.8

5. TAX

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
	US$m	US$m
Company and subsidiaries	**10.0**	5.5
Associates and joint ventures	**2.8**	2.2
	12.8	7.7

Tax on profits has been calculated at rates of tax prevailing in the territories in which the Group operates. The Group has no tax payable in the United Kingdom (2001: Nil).

6. EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share are calculated on net profit of US$265.3 million (2001: net loss of US$15.5 million) and on the weighted average number of 1,577.4 million (2001: 1,655.7 million) ordinary shares in issue during the period. The weighted average number excludes the Company's shares held by the Trustee under the Senior Executive Share Incentive Schemes.

The shares held under the Senior Executive Share Incentive Schemes are anti-dilutive and therefore ignored in calculating diluted earnings per share. As a result, earnings per share and diluted earnings per share are the same.

Basic and diluted earnings per share reflecting the revaluation of leasehold properties are also calculated on net profit of US$265.4 million (2001: net loss of US$15.4 million) as shown in the supplementary financial information.

Additional basic and diluted earnings per share are calculated based on underlying earnings. The difference between underlying net profit and net profit/(loss) is reconciled as follows:

	Six months ended 30th June	
	2002	2001
	US$m	US$m
Net profit/(loss)	**265.3**	(15.5)
Discontinuing operations (note 2)	**(235.2)**	21.7
Underlying net profit - IAS basis	**30.1**	6.2
Additional amortisation of leasehold land payments	**0.1**	0.1
Underlying net profit - IAS modified basis	**30.2**	6.3

7. CAPITAL EXPENDITURE AND COMMITMENTS

	Prepared in accordance with IAS	
	Tangible assets	Goodwill
Six months ended 30th June 2002	US$m	US$m
Opening net book amount	549.5	70.1
Exchange rate adjustments	19.9	0.6
Additions	36.7	-
Disposals	(108.8)	-
Depreciation/amortisation	(50.3)	(2.3)
Closing net book amount	**447.0**	**68.4**
Capital commitments as at 30th June 2002	**63.5**	-
Capital commitments as at 31st December 2001	81.9	-

8. SHARE CAPITAL AND SHARE PREMIUM

	Prepared in accordance with IAS		
	No. of shares in millions	Share capital US$m	Share premium US$m
At 1st January 2002	1,707.6	94.9	194.3
Issued under share incentive schemes	1.6	0.1	1.0
Repurchased and cancelled	(170.1)	(9.5)	(120.3)
At 30th June 2002	1,539.1	85.5	75.0
Outstanding under share incentive schemes	(52.5)	(2.9)	(45.9)
	1,486.6	**82.6**	**29.1**

On 8th April 2002, the Company repurchased and cancelled 170.1 million ordinary shares pursuant to a tender offer at the strike price of US$0.75 per ordinary share for a total cost of US$129.8 million.

9. ORDINARY DIVIDENDS

There were no dividends paid in respect of 2000 and 2001.

An interim dividend of US¢1.00 per share amounting to a total of US$14.9 million (2001: Nil) is declared by the Board. This amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2002.

10. SALE OF WOOLWORTHS

	Prepared in accordance with IAS Six months ended 30th June **2002** **US$m**
Tangible assets	**100.8**
Other non-current assets	**4.9**
Current assets	**62.3**
Current liabilities	**(63.3)**
Long-term borrowings	**(48.9)**
Net assets disposed of	**55.8**
Cumulative translation differences	**(2.0)**
Net gain on disposal	**224.6**
Sales proceeds	**278.4**
Cost on disposal, net of balance of consideration receivable	**4.5**
Less: Bank balances (net of borrowings)	**(8.8)**
Net cash inflow on sale	**274.1**

In June 2002, the Group completed the sale of its 100% interest in Woolworths New Zealand to a third party at a

The interim dividend of US¢1.00 per share will be payable on 16th October 2002 to shareholders on the register of members at the close of business on 23rd August 2002. The ex-dividend date will be on 21st August 2002, and the share registers will be closed from 26th to 30th August 2002, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 26th September 2002. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing ten business days prior to the payment date. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

- end -

For further information, please contact:

Dairy Farm Management Services Limited
Ronald J Floto (852) 2299 1881
Howard Mowlem (852) 2299 1896
email: hmowlem@dairy-farm.com.hk

Golin/Harris Forrest
John Morgan (852) 2501 7939
email: john.morgan@golinharris.com.hk

This and other Group announcements can be accessed through the Internet at "www.dairyfarmgroup.com".

NOTE TO EDITORS

Dairy Farm is a leading pan-Asian food and drugstore retailer. At 30th June 2002, the Group and its associates operated over 2,160 outlets – principally supermarkets, hypermarkets, convenience stores, drugstores and restaurants – employed some 48,100 people, and had 2001 total sales from ongoing operations of some US$3.7 billion.

The Group operates under well-known local brands, including:

- Supermarkets – Wellcome in Hong Kong and Taiwan, Cold Storage in Singapore, Giant in Malaysia, Hero in Indonesia and Foodworld in India;
- Hypermarkets – Giant in Malaysia, Singapore and India;
- Drugstores – Mannings in Hong Kong, Guardian in Singapore, Malaysia and Indonesia, and Health and Glow in India; and
- Convenience stores – 7-Eleven in Hong Kong, Southern China and Singapore.

The Group also has a 50% interest in Maxim's, Hong Kong's leading restaurant chain.

Dairy Farm International Holdings Limited is incorporated in Bermuda and has its primary share listing on the London Stock Exchange, and secondary listings on the Singapore and Bermuda stock exchanges. The Group's businesses are managed from Hong Kong by Dairy Farm Management Services Limited through its regional offices. Dairy Farm is a member of the Jardine Matheson Group.